UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

 Alset Capital Acquisition Corp.
 (Name of Issuer)

Class A common stock, $0.0001 par value
(Title of Class of Securities)

02115M109
(CUSIP Number)

December 31, 2022
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G/A
CUSIP No. 02115M109	Page 2 of 20
1	NAMES OF REPORTING PERSONS
OCM Value SPAC Holdings, L.P

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
367,500(1)

	6	SHARED VOTING POWER

	7	SOLE DISPOSITIVE POWER
367,500(1)

	8	SHARED DISPOSITIVE POWER

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
367,500(1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
4.0%(2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1)	Represents 367,500 shares of Class A common stock, $0.0001 par value of Alset Capital Acquisition Corp. (the “Issuer”) held directly by OCM Value SPAC Holdings, L.P.
(2)
All calculations of percentage ownership herein are based on an aggregate of 9,098,750 shares of Class A common stock, $0.0001 par value of the Issuer outstanding as of October 7, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on October 7, 2022.

SCHEDULE 13G/A
CUSIP No. 02115M109	Page 3 of 20
1	NAMES OF REPORTING PERSONS
OCM Value SPAC Holdings II, L.P

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
367,500 (1)

	6	SHARED VOTING POWER

	7	SOLE DISPOSITIVE POWER
367,500 (1)

	8	SHARED DISPOSITIVE POWER

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
367,500 (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
4.0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1)	Represents 367,500 shares of Class A common stock, $0.0001 par value of the Issuer held directly by OCM Value SPAC Holdings II, L.P.

SCHEDULE 13G/A
CUSIP No. 02115M109	Page 4 of 20
1	NAMES OF REPORTING PERSONS
Oaktree Fund GP, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
735,000(1)

	6	SHARED VOTING POWER

	7	SOLE DISPOSITIVE POWER
735,000(1)

	8	SHARED DISPOSITIVE POWER

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
735,000(1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
8.1%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)	Solely in its capacity as the general partner of OCM Value SPAC Holdings, L.P. and OCM Value SPAC Holdings II, L.P.

SCHEDULE 13G/A
CUSIP No. 02115M109	Page 5 of 20
1	NAMES OF REPORTING PERSONS
Oaktree Fund GP I, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
735,000(1)

	6	SHARED VOTING POWER

	7	SOLE DISPOSITIVE POWER
735,000(1)

	8	SHARED DISPOSITIVE POWER

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
735,000(1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
8.1%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1)	Solely in its capacity as the managing member of Oaktree Fund GP, LLC.

SCHEDULE 13G/A
CUSIP No. 02115M109	Page 6 of 20
1	NAMES OF REPORTING PERSONS
Oaktree Capital I, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
735,000(1)

	6	SHARED VOTING POWER

	7	SOLE DISPOSITIVE POWER
735,000(1)

	8	SHARED DISPOSITIVE POWER

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
735,000(1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
8.1%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1)	Solely in its capacity as the general partner of Oaktree Fund GP I, L.P.

SCHEDULE 13G/A
CUSIP No. 02115M109	Page 7 of 20
1	NAMES OF REPORTING PERSONS
OCM Holdings I, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
735,000(1)

	6	SHARED VOTING POWER

	7	SOLE DISPOSITIVE POWER
735,000(1)

	8	SHARED DISPOSITIVE POWER

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
735,000(1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
8.1%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)	Solely in its capacity as the general partner of Oaktree Capital I, L.P.

SCHEDULE 13G/A
CUSIP No. 02115M109	Page 8 of 20
1	NAMES OF REPORTING PERSONS
Oaktree Holdings, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
735,000(1)

	6	SHARED VOTING POWER

	7	SOLE DISPOSITIVE POWER
735,000(1)

	8	SHARED DISPOSITIVE POWER

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
735,000(1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
8.1%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)	Solely in its capacity as the managing member of OCM Holdings I, LLC.

SCHEDULE 13G/A
CUSIP No. 02115M109	Page 9 of 20
1	NAMES OF REPORTING PERSONS
Oaktree Capital Group, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
735,000(1)

	6	SHARED VOTING POWER

	7	SOLE DISPOSITIVE POWER
735,000(1)

	8	SHARED DISPOSITIVE POWER

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
735,000(1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
8.1%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)	Solely in its capacity as the managing member of Oaktree Holdings, LLC.

SCHEDULE 13G/A
CUSIP No. 02115M109	Page 10 of 20
1	NAMES OF REPORTING PERSONS
Oaktree Capital Group Holdings GP, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
735,000(1)

	6	SHARED VOTING POWER

	7	SOLE DISPOSITIVE POWER
735,000(1)

	8	SHARED DISPOSITIVE POWER

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
735,000(1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
8.1%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)	Solely in its capacity as the indirect owner of the class B units of Oaktree Capital Group, LLC.

SCHEDULE 13G/A
CUSIP No. 02115M109	Page 11 of 20
1	NAMES OF REPORTING PERSONS
Brookfield Corporation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Ontario, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
735,000(1)

	6	SHARED VOTING POWER

	7	SOLE DISPOSITIVE POWER
735,000(1)

	8	SHARED DISPOSITIVE POWER

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
735,000(1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
8.1%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
HC

(1)	Solely in its capacity as the indirect owner of the class A units of Oaktree Capital Group, LLC.

SCHEDULE 13G/A
CUSIP No. 02115M109	Page 12 of 20
1	NAMES OF REPORTING PERSONS
BAM Partners Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Ontario, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
735,000(1)

	6	SHARED VOTING POWER

	7	SOLE DISPOSITIVE POWER
735,000(1)

	8	SHARED DISPOSITIVE POWER

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
735,000(1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
8.1%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
HC

(1)	Solely in its capacity as the sole owner of the Class B Limited Voting Shares of Brookfield Corporation (f/k/a Brookfield Asset Management, Inc.).

SCHEDULE 13G/A
CUSIP No. 02115M109	Page 13 of 20
Item 1(a).	Name of Issuer:

Alset Capital Acquisition Corp.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

4800 Montgomery LN STE 210, Bethesda, MD 20814

Item 2(a)-(c).	Name of Person Filing; Address of Principal Business Office; and Citizenship

This Schedule 13G/A is filed jointly by each of the following persons (collectively, the “Reporting Persons”) pursuant to a joint filing agreement attached hereto as Exhibit 1:

i)	OCM Value SPAC Holdings, L.P., a Delaware limited partnership (“OCM Value SPAC”), in its capacity as the direct owner of 367,500 shares of Class A common stock, $0.0001 par value of the Issuer;

ii)	OCM Value SPAC Holdings II, L.P., a Delaware limited partnership (“OCM Value SPAC II”), in its capacity as the direct owner of 367,500 shares of Class A common stock, $0.0001 par value of the Issuer;

iii)	Oaktree Fund GP, LLC, a Delaware limited liability company (“Fund GP”), in its capacity as the general partner of OCM Value SPAC and OCM Value SPAC II;

iv)	Oaktree Fund GP I, L.P., a Delaware limited partnership (“GP I”), in its capacity as the managing member of Fund GP;

v)	Oaktree Capital I, L.P., a Delaware limited partnership (“Capital I”), in its capacity as the general partner of GP I;

vi)	OCM Holdings I, LLC, a Delaware limited liability company (“Holdings I”), in its capacity as the general partner of Capital I;

vii)	Oaktree Holdings, LLC, a Delaware limited liability company (“Holdings”), in its capacity as the managing member of Holdings I;

viii)	Oaktree Capital Group, LLC, a Delaware limited liability company (“OCG”), in its capacity as the managing member of Holdings;

ix)	Oaktree Capital Group Holdings GP, LLC, a Delaware limited liability company (“OCGH GP”), in its capacity as the indirect owner of the class B units of OCG;

x)	Brookfield Corporation (f/k/a Brookfield Asset Management Inc.), an Ontario corporation (“Brookfield”), in its capacity as the indirect owner of the class A units of OCG, in its capacity as such; and

xi)	BAM Partners Trust, a trust established under the laws of Ontario (the “BAM Partnership”), in its capacity as the sole owner of Class B Limited Voting Shares of Brookfield.

The address of the principal business office of Brookfield and of the BAM Partnership is Brookfield Place, Suite 300, 181 Bay Street, P.O. Box 762, Toronto, Ontario, Canada M5J 2T3. The address of the principal business office of other Reporting Persons is 333 S. Grand Avenue, 28th Floor, Los Angeles, CA 90071.

Item 2(d).	Title of Class of Securities:

Class A common stock, $0.0001 par value

Item 2(e).	CUSIP Number:

02115M109

SCHEDULE 13G/A
CUSIP No. 02115M109	Page 14 of 20
Item 3.	If This Statement is Filed Pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

This Item 3 is not applicable.

Item 4.	Ownership:

The responses of the Reporting Persons to Rows 5-9 and 11 in each of their respective cover pages to this Schedule 13G/A are incorporated herein by reference.

OCM Value SPAC directly holds 367,500 shares of Class A common stock, $0.0001 par value of the Issuer, constituting approximately 4.04% of the total outstanding shares and has the sole power to vote and dispose of such shares.

OCM Value SPAC II directly holds 367,500 shares of Class A common stock, $0.0001 par value of the Issuer, constituting approximately 4.04% of the total outstanding shares and has the sole power to vote and dispose of such shares.

Fund GP, in its capacity as the general partner of each of OCM Value SPAC and OCM Value SPAC II, has the ability to direct the management of each of OCM Value SPAC’s and OCM Value SPAC II’s business regarding the vote and disposition of securities held by each of OCM Value SPAC and OCM Value SPAC II; therefore, Fund GP may be deemed to have indirect beneficial ownership of the shares held by each of OCM Value SPAC and OCM Value SPAC II.

GP I, in its capacity as the managing member of Fund GP, has the ability to direct the management of Fund GP’s business regarding the vote and disposition of securities held by each of OCM Value SPAC and OCM Value SPAC II; therefore, GP I may be deemed to have indirect beneficial ownership of the shares held by each of OCM Value SPAC and OCM Value SPAC II.

Capital I, in its capacity as the general partner of GP I, has the ability to direct the management of GP I’s business regarding the vote and disposition of securities held by each of OCM Value SPAC and OCM Value SPAC II; therefore, Capital I may be deemed to have indirect beneficial ownership of the shares held by each of OCM Value SPAC and OCM Value SPAC II.

Holdings I, in its capacity as the general partner of Capital I, has the ability to direct the management of Capital I’s business regarding the vote and disposition of securities held by each of OCM Value SPAC and OCM Value SPAC II; therefore, Holdings I may be deemed to have indirect beneficial ownership of the shares held by each of OCM Value SPAC and OCM Value SPAC II.

Holdings, in its capacity as the managing member of Holdings I, has the ability to direct the management of Holdings I’s business regarding the vote and disposition of securities held by each of OCM Value SPAC and OCM Value SPAC II; therefore, Holdings may be deemed to have indirect beneficial ownership of the shares held by each of OCM Value SPAC and OCM Value SPAC II.

OCG, in its capacity as the managing member of Holdings, has the ability to direct the management of Holdings’ business regarding the vote and disposition of securities held by each of OCM Value SPAC and OCM Value SPAC II; therefore, OCG may be deemed to have indirect beneficial ownership of the shares held by each of OCM Value SPAC and OCM Value SPAC II.

OCGH GP, in its capacity as the managing member of OCG, has the ability to direct the management of Holdings’ business regarding the vote and disposition of securities held by each of OCM Value SPAC and OCM Value SPAC II; therefore, OCGH GP may be deemed to have indirect beneficial ownership of the shares held by each of OCM Value SPAC and OCM Value SPAC II.

SCHEDULE 13G/A
CUSIP No. 02115M109	Page 15 of 20
Brookfield, in its capacity as the indirect owner of the class A units of OCG, has the ability to appoint and remove certain directors of OCG, and, as such, may indirectly control the decisions of OCG regarding the vote and disposition of securities held by each of OCM Value SPAC and OCM Value SPAC II; therefore Brookfield may be deemed to have indirect beneficial ownership of the Common Stock held by each of OCM Value SPAC and OCM Value SPAC II.

BAM Partnership, in its capacity as the sole owner of Class B Limited Voting Shares of Brookfield, has the ability to appoint and remove certain directors of Brookfield and, as such, may indirectly control the decisions of Brookfield regarding the vote and disposition of securities held by each of OCM Value SPAC and OCM Value SPAC II; therefore BAM Partnership may be deemed to have indirect beneficial ownership of the shares held by each of OCM Value SPAC and OCM Value SPAC II.

SCHEDULE 13G/A
CUSIP No. 02115M109	Page 16 of 20
Pursuant to Rule 13d-4 of the Exchange Act, the Reporting Persons declare that filing this Statement shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Exchange Act, the beneficial owner of any securities covered by this Statement except to the extent of such person’s pecuniary interest in the shares, and except to the extent of its pecuniary interest, such beneficial ownership is expressly disclaimed by each Reporting Person.  All calculations of percentage ownership herein are based on an aggregate of 9,098,750 shares of Class A common stock, $0.0001 par value of the Issuer outstanding as of October 7, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on October 7, 2022.

Item 5.	Ownership of Five Percent or Less of a Class:

This Item 5 is not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

This Item 6 is not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

This Item 7 is not applicable.

Item 8.	Identification and Classification of Members of the Group:

This Item 8 is not applicable.

Item 9.	Notice of Dissolution of Group:

This Item 9 is not applicable.

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SCHEDULE 13G/A
CUSIP No. 02115M109	Page 17 of 20
SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2023

OCM VALUE SPAC HOLDINGS, L.P.

By:	OAKTREE FUND GP, LLC
Its:	General Partner

By:	/s/ Henry Orren
Name:	Henry Orren
Title:	Authorized Signatory

OCM VALUE SPAC HOLDINGS II, L.P.

By:	OAKTREE FUND GP, LLC
Its:	General Partner

By:	/s/ Henry Orren
Name:	Henry Orren
Title:	Authorized Signatory

OAKTREE FUND GP, LLC

By:	Oaktree Fund GP I, L.P.
Its:	Managing Member

By:	/s/ Henry Orren
Name:	Henry Orren
Title:	Authorized Signatory

OAKTREE FUND GP I, L.P.

By:	/s/ Henry Orren
Name:	Henry Orren
Title:	Authorized Signatory

OAKTREE CAPITAL I, L.P.

By:	/s/ Henry Orren
Name:	Henry Orren
Title:	Senior Vice President

SCHEDULE 13G/A
CUSIP No. 02115M109	Page 18 of 20
OCM HOLDINGS I, LLC

By:	/s/ Henry Orren
Name:	Henry Orren
Title:	Senior Vice President

OAKTREE HOLDINGS, LLC

By:	/s/ Henry Orren
Name:	Henry Orren
Title:	Senior Vice President

OAKTREE CAPITAL GROUP, LLC

By:	/s/ Henry Orren
Name:	Henry Orren
Title:	Senior Vice President

OAKTREE CAPITAL GROUP HOLDINGS GP, LLC

By:	/s/ Henry Orren
Name:	Henry Orren
Title:	Senior Vice President

BROOKFIELD CORPORATION

By:	/s/ Swati Mandava
Name:	Swati Mandava
Title:	Senior Vice President Legal & Regulatory

SCHEDULE 13G/A
CUSIP No. 02115M109	Page 19 of 20
BAM PARTNERS TRUST, by its trustee, BAM CLASS B PARTNERS INC.

By:	/s/ Kathy Sarpash
Name:	Kathy Sarpash
Title:	Secretary

SCHEDULE 13G/A
CUSIP No. 02115M109	Page 20 of 20

Exhibit 1.	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.